FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and local Stock Exchanges.

Santiago, March 22, 2018.

Mr.

Eric Parrado Herrera

Superintendent of Banks and Financial Institutions

Present

Mr. Superintendent:

I hereby inform you that at the Ordinary Shareholders’ Meeting of this institution, held as of today, the payment of dividend No.206 has been approved in the amount of CLP$3.14655951692 per share, with charge to year 2017 net distributable income.

Likewise, we would like to let you know that, as of today, this Institution’s Extraordinary Shareholders’ Meeting, has agreed on the following matters:

1.- The capitalization of 40% the year 2017 net distributable income, through the issuance of fully paid-in shares, with no nominal value, in the amount of CLP$93.73 per share, distributed among the shareholders at a rate of 0.02238030880 fully paid-in shares per share owned by each shareholder at the applicable date in accordance with the law.

The reference price per share, of CLP$93.73 has been ascertained according to the weighted average price of Banco de Chile’s share at the Santiago Exchange, for 30 previous days before the Board of Director’s Meeting that agreed on calling to Extraordinary Shareholders’ Meeting, minus the amount of the accumulated net distributable income per share at December 31, 2017. The capitalization amount and number of fully paid-in shares to be issued shall be finally determined in accordance with the results of the Chilean Central Bank’s exercise of the option, according to article 31 of Law N°19,396 of July 29, 1995, on the treatment of the subordinated obligation and clause 13 of the “Modification of the Subordinated Obligation Contract, Law N° 19,396”, by deed executed before notary public Mr. René Benavente Cash, dated on November 8, 1996.

2.- That the capitalization of part of the income that proportionally corresponds to shares whose dividends form the annual instalment payable by the shareholder Sociedad Aministradora de la Obligación Subordinada SAOS S.A. to the Central Bank of Chile, shall be subject to a condition precedent consisting in that such entity does not make use of its option to require such income to be distributed in cash. In case the Central Bank expressly manifests its decision to receive the proportional total income to the committed shares in cash, only the not distributed balance shall be capitalized. In accordance to the law and the contract quoted above, such decision shall be communicated to Banco de Chile within five days following the date of the Shareholders’ Meeting.

3.- To increase the corporate capital in the amount of CLP$147,432,502,459 by means of the issuance of 1,572,948,922 fully paid-in shares, with no nominal value, payable on year 2017 income that were not distributed as dividends, according to the agreement adopted at the Ordinary Shareholders’ Meeting held on March 22, 2018, in the event that the Central Bank of Chile chooses for the income distribution in cash as applicable. In this case, such income shall be distributed at a proportion applicable to the committed shares in the obligation kept by Sociedad Aministradora de la Obligación Subordinada SAOS S.A. with the Central Bank of Chile, plus the income agreed on distributing at the Ordinary Shareholders’ Meeting.

4.- To increase the corporate capital in the amount of CLP$208,604,586,879 by means of the issuance of 2,225,590,386 fully paid-in shares, with no nominal value, payable on year 2017 that were not distributed as dividends, according to the agreement adopted at the Ordinary Shareholders’ Meeting held on March 22, 2018, in the event that the Central Bank of Chile does not exercise its right to choose for the income distribution in cash applicable to the committed shares in the obligation kept by Sociedad Aministradora de la Obligación Subordinada SAOS S.A. with the Central Bank of Chile.

5.- The income whose capitalization has been agreed upon, correspond to year 2017 ended on December 31, 2017. Therefore, fully paid-in shares issued pursuant the capitalization of the referred income, shall be distributed among the shareholders at a pro rata rate of shares duly registered at the corresponding registry on the fifth working day prior to the distribution date, according to article 80 of the Corporations Law.

Sincerely,

Eduardo Ebensperger

Executive Chief Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2018.

Banco de Chile

/s/ Eduardo Ebensperger
	By:	Eduardo Ebensperger
CEO